                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------

                                AMENDMENT NO. 2

                                      TO

                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D

                          --------------------------

                       INTENSIVA HEALTHCARE CORPORATION
                           (Name of Subject Company)

                     SELECT MEDICAL OF MECHANICSBURG, INC.
                         A WHOLLY OWNED SUBSIDIARY OF
                          SELECT MEDICAL CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)


                                   45815Y105
                     (CUSIP Number of Class of Securities)

                          --------------------------

                            MICHAEL E. TARVIN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          SELECT MEDICAL CORPORATION
                           4718 OLD GETTYSBURG ROAD
                                 P.O. BOX 2034
                          MECHANICSBURG, PENNSYLVANIA
                                (717) 972-1100

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                with a copy to:
                             HENRY N. NASSAU, ESQ.
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000

                          --------------------------

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement of Schedule 13D filed on November 17, 1998 (as amended and supplemented by Amendment No.1 dated November 30, 1998, the "Schedule 14D-1") relating to the offer by Select Medical of Mechanicsburg, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Company"),at $9.625 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

     The Schedule 14D-1 is hereby amended and supplemented as follows:

Item 10.  Additional Information.

     (f)  Item 10(f) is hereby amended and supplemented by the following:

     The first sentence of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended and restated in its entirety to read as follows:

     "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 15 related to regulatory matters."

     The sixth paragraph of Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended and restated in its entirety to read as follows:

     "The Company has advised Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer only because the information was provided to Parent and Purchaser. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company's internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The projections were based on a number of assumptions some of which are beyond the control of the Company, the Purchaser or Parent or their respective financial advisors and representatives. Such assumptions include, but are not limited to
(i) the Company opening 10 new hospitals annually, (ii) the Company not experiencing significant rate pressure at either the government or private payor level, (iii) revenue per patient day remaining at existing levels with slight reductions through 2002, (iv) costs remaining at levels consistent with past experience and (v) the Company leveraging its fixed overhead over a larger number of hospitals and increasing its margins. Although the Company believes the assumptions used in preparing this information were reasonable when made, such assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and beyond the Company's control, including, but not limited to, the ability of the Company to develop new facilities in accordance with its business plan, changes in health care regulation and/or health care reform, changes in the regulation of relationships among health care providers, difficulty in obtaining necessary licenses or certifications, ability to collect accounts receivable, changes in reimbursement policies or procedures, changes in payor mix, changes in referral source practices, changes in relationships with host hospitals and/or the leases with such host hospitals, competition, and the adequacy of professional liability insurance. No prediction can be made as to whether the assumptions made in preparing the foregoing information were or will be accurate, and accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those described above. The inclusion of this information should not be regarded as an indication that Parent, Purchaser, the Company or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. Neither Parent nor Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections, and the Company has made no representation to Parent or Purchaser regarding the projections described above. None of the Company, the Purchaser or Parent intends to update, revise or correct such projections if they become inaccurate (even in the short term). The projections have not been adjusted to reflect the effects of the Merger."

     The introductory clause of Section 15 of the Offer to Purchase ("Certain Conditions to the Offeror's Obligations") is hereby amended and restated in its entirety to read as follows:

     "The obligations of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject to the occurrence of the following conditions prior to the Expiration Date (or, in the case of conditions related to regulatory matters, before the acceptance of such Shares for payment or the payment thereof):"

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 1998


                                   SELECT MEDICAL OF MECHANICSBURG, INC.


                                   By: /s/ Michael E. Tarvin
                                       ----------------------
                                       Name:  Michael E. Tarvin
                                       Title:  Vice President and Secretary


                                   SELECT MEDICAL CORPORATION


                                   By: /s/ Michael E. Tarvin
                                       ---------------------
                                       Name: Michael E. Tarvin
                                       Title: Vice President, General Counsel
                                              and Secretary

                               INDEX TO EXHIBITS


Exhibit
-------

*(a)(1)  Offer to Purchase, dated November 17, 1998.

*(a)(2)  Letter of Transmittal.

*(a)(3)  Notice of Guaranteed Delivery.

*(a)(4)  Letter to Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.

*(a)(5)  Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)  Press Release, dated November 9, 1998.

*(a)(8)  Summary Advertisement.

*(a)(9)  Press Release, dated November 17, 1998

*(a)(10) Press Release, dated November 30, 1998

*(b)     Commitment Letter, dated November 9, 1998, of Welsh,
         Carson, Anderson & Stowe.

*(c)(1)  Agreement and Plan of Merger, dated as of November 9,
         1998, by and among Parent, Purchaser and the Company.

*(c)(2) Confidentiality Agreement, dated as of October 7, 1998, by and between Parent and the Company.

*(c)(3) Stockholder Agreement, dated as of November 9, 1998, among Parent, Purchaser and certain stockholders of the Company.

(d)       None.

(e)       Not applicable.

(f)       None.


* Previously filed.